[Reference Translation]

March 6, 2013

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Tetsuya Otake,

            General Manager, Accounting Division

            (Telephone Number: 0565-28-2121)

TMC Announces New Organizational Structure and Executive Changes

Toyota City, Japan, March 6, 2013 — Toyota Motor Corporation (TMC) announces that it will implement executive, organizational and personnel changes to further strengthen its management structure toward realizing the Toyota Global Vision announced in March 2011.

The new structure is based on a review of the organization’s way of working and making decisions, and is aimed at achieving real competitiveness and realizing sustainable growth.

Executive changes will include partial changes to board members, as well as the appointment of TMC’s first outside board members.

In addition, the following changes will be made to TMC’s management structure effective April 1, 2013.

1) Business-unit organization

To clarify operations and earnings responsibility as well as speed up decision-making, TMC’s automotive business will be split into the following four units so that each unit can apply the most appropriate business model and aim for steady growth:

•	Lexus International (Lexus business)

•	Toyota No. 1 (North America, Europe and Japan)

•	Toyota No. 2 (China, Asia & Middle East, East Asia & Oceania; Africa, Latin America & Caribbean)

•	Unit Center (engine, transmission and other “unit”-related operations)

-	Lexus International will continue its role as Lexus’ global headquarters, aiming for the establishment of Lexus as a global premium brand with Japanese roots.

-	Toyota No. 1 and Toyota No. 2 will have executive vice presidents in charge and will oversee all aspects of Toyota-brand vehicle development, from planning to production to sales.

-	Unit Center will develop globally competitive “unit” components (including major powertrain components such as engines and transmissions). The executive vice president in charge will oversee all operations from component planning and development to production technology and functions aimed at bringing products to market in a prompt and timely manner.

2) Reorganization of region groups

To improve products and services for and in growing markets, the Asia and Oceania Operations Group and the Middle East, Africa and Latin American Operations Group will be reorganized into the East Asia & Oceania Region, the Asia and Middle East Region, the Africa Region, and the Latin America & Caribbean Region. These new region groups, in addition to the existing China Region, North America Region, Europe Region, and Japan Sales Business Group, will total eight, an increase from the previous six.

In addition, as part of ongoing efforts to increase region head “globalization”, as is the case currently in Toyota’s Europe operations, a non-Japanese executive — to be titled “CEO” — will be in charge of the North America Region, the Africa Region, and the Latin America & Caribbean Region.

3) New divisions not belonging to a group

To promote the making of ever-better cars over the medium-to-long term, the TNGA Planning Division will be established and the Product & Business Planning Division will be reorganized. Both divisions will not belong to a group. The TNGA Planning Division will be in charge of technology-based medium-to-long term product (vehicle and unit components) strategy and the Product & Business Planning Division will be in charge of market-based medium-to-long term product strategy.

Executive Changes

Changes to board members as of day of 109th General Shareholders Meeting

Formal appointment of board members, auditors and supervisory board members will be made pending approval at the 109th General Shareholders Meeting. Formal assignment of responsibilites to board members and the appointment of board members with the legal status to represent TMC (representative directors) will be made at the board of directors meeting following the 109th General Shareholders Meeting. The resignation of board members resigning their posts will become official on the day of the 109th General Shareholders Meeting.

1) Changes Concerning Chairman and Board Members

Name	Current Title	New Title
Fujio Cho	Chairman of the board (representative director)	Honorary Chairman
Takeshi Uchiyamada	Vice chairman of the board (representative director)	Chairman of the board (representative director)

2) New Executive Vice Presidents and Board Members

Name	Current Title
Yasumori Ihara	Senior managing officer, member of the board (representative director)
Seiichi Sudo	Senior managing officer (representative director)

3) New Outside Board Members

Name	Current Title
Ikuo Uno	Executive advisor, Nippon Life Insurance Company
Haruhiko Kato	President, Japan Securities Depository Center
Mark T. Hogan	- Independent consultant - Former General Motors Corporation group vice president

4) New Board Members

Name	Current Title	New Title
Koei Saga	Senior managing officer	Senior managing officer, member of the board
Kiyotaka Ise	Managing officer	Senior managing officer, member of the board
Shigeki Terashi	Managing officer	Senior managing officer, member of the board
Yoshimasa Ishii	Senior managing officer	Member of the board

5) Board Members Resigning Posts

Name	Current Title
Fujio Cho	Chairman of the board (representative director)
Yukitoshi Funo	Executive vice president, member of the board (representative director)
Atsushi Niimi	Executive vice president, member of the board (representative director)
Shinichi Sasaki	Executive vice president, member of the board (representative director)
Takahiko Ijichi	Senior managing officer, member of the board

Executive lineup (candidates) following 109th General Shareholders Meeting

1) Board Members

Name	Title
Takeshi Uchiyamada	Chairman of the board (representative director)
Akio Toyoda	President, member of the board (representative director)
Satoshi Ozawa	Executive vice president, member of the board (representative director)
Nobuyori Kodaira	Executive vice president, member of the board (representative director)
Mitsuhisa Kato	Executive vice president, member of the board (representative director)
Masamoto Maekawa	Executive vice president, member of the board (representative director)
Yasumori Ihara	Executive vice president, member of the board (representative director)
Seiichi Sudo	Executive vice president, member of the board (representative director)
Mamoru Furuhashi	Member of the board
Kiyotaka Ise	Senior managing officer, member of the board
Koei Saga	Senior managing officer, member of the board
Shigeki Terashi	Senior managing officer, member of the board
Yoshimasa Ishii	Member of the board
Ikuo Uno*	Member of the board
Haruhiko Kato*	Member of the board
Mark T. Hogan*	Member of the board

*New external board member under Japanese corporate law (candidate)

2) Audit and Supervisory Board Members (no planned change from current lineup)

Name	Title
Yoichiro Ichimaru	Full-time corporate auditor
Masaki Nakatsugawa	Full-time corporate auditor
Masahiro Kato	Full-time corporate auditor
Yoichi Morishita	Corporate auditor
Akishige Okada	Corporate auditor
Kunihiro Matsuo	Corporate auditor
Yoko Wake	Corporate auditor

Changes effective April 1, 2013

New Senior Managing Officers

Name	Current Title
Tokuo Fukuichi	Managing officer
Kiyotaka Ise	Managing officer
James E. Lentz	Managing officer
Naoki Miyazaki	Managing officer
Soichiro Okudaira	Managing officer
Shigeki Terashi	Managing officer

New Managing Officers

Name	Current Title
Takuo Sasaki	President and CEO, Toyota Financial Services Co.
Satoshi Ogiso	Executive general manager, Product Planning Group (executive chief engineer)
Hayato Shibakawa	Executive general manager, Tianjin FAW Toyota Motor Co., Ltd. (president)
Hiroyuki Fukui	Senior vice president, Toyota Motor Sales, U.S.A., Inc. (seconded)
Toshiro Hidaka	General manager, Middle East, Africa, Latin America & Caribbean Planning Div.
Koki Konishi	General manager, Public Affairs Div.
Shinya Kotera	General manager, Emerging Country Planning Div.
Tetsuya Otake	General manager, Accounting Div.
Yasuhiko Sato	General manager, Japan Sales Planning Div.
Masayoshi Shirayanagi	General manager, Body Parts Purchasing Div.
Mark S. Templin	General manager, Lexus Product & Marketing Planning Div.
Tatsuro Ueda	General manager, Human Resources Div.
Mitsuru Uno	General manager, Tokyo Secretarial Div.

Senior Managing Officers Resigning Posts

Name
Mamoru Furuhashi (continue as board member)
Takahiko Ijichi (continue as board member and resign from board post on day of 109th General Shareholders Meeting)
Yoshimasa Ishii (candidate for board member following 109th General Shareholders Meeting)
Takahiro Iwase
Real C. Tanguay (continue as chairman of Toyota Motor Manufacturing Canada Inc. and president of Canadian Autoparts Toyota Inc.)

Managing Officers Resigning Posts

Name
Kenji Miura
Shigeki Suzuki
Yasuo Kawada
Hiroyuki Ochiai
Yoichi Inoue
Syunichi Konishi
Kazuya Inagaki
Shuichi Koyama
Kunihiko Ogura

Executives’ areas of responsibility (effective April 1, 2013)

1) Executive Vice Presidents (♦ denotes change to responsibility)

Name	Current	New

Satoshi Ozawa♦	- Europe Operations - General Administration & Human Resources - Accounting	Toyota No. 1 (business)

Nobuyori Kodaira♦	External Affairs	- IT & ITS - External Affairs & Public Affairs - General Administration & Human Resources - Accounting

Mitsuhisa Kato	Research & Development	- Toyota No. 1 (business, R&D) - Toyota No. 2 (business, R&D)

Masamoto Maekawa	Japan Sales Business	Toyota No. 1 (business)

Yasumori Ihara*	—	Toyota No. 2 (business)

Seiichi Sudo*	—	Unit Center

*	Assigned responsibilities to be carried out as senior managing officer from April 1 until day of 109th General Shareholders Meeting

2) Senior Managing Officers and Managing Officers (♦ denotes change to responsibility)

Name	Current	New

Tadashi Yamashina	Senior managing officer Toyota Motor Engineering & Manufacturing (China) Co., Ltd.	Senior managing officer Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

Yasumori Ihara♦	Senior managing officer - Corporate Planning Div. (chief officer) - Purchasing Group (chief officer)	Senior managing officer Toyota No. 2
Note: Candidate for post of board member (representative director) and executive vice president, pending approval at 109th General Shareholders Meeting

Hirofumi Muta	Senior managing officer Production Engineering Group (chief officer)	Senior managing officer - Vehicle Production Engineering & Manufacturing Group (chief officer) - Vehicle Production Engineering Field (field general manager)

Seiichi Sudo♦	Senior managing officer - Production Control Group (chief officer) - Manufacturing Group (chief officer)	Senior managing officer Unit Center (center president)
Note: Candidate for post of board member (representative director) and executive vice president, pending approval at 109th General Shareholders Meeting

Shigeru Hayakawa♦	Senior managing officer - Public Affairs Div. (chief officer) - External Affairs Group (deputy chief officer)	Senior managing officer External Affairs & Public Affairs Group (chief officer)

Hisayuki Inoue♦	Senior managing officer Middle East, Africa and Latin America Operations Group (chief officer)	Senior managing officer - Asia & Middle East Region (CEO, Asia & Middle East Region ) - Toyota Motor Asia Pacific Pte Ltd. (Singapore) - Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

Didier Leroy	Senior managing officer - Europe Operations Group (chief officer) - Toyota Motor Europe NV/SA	Senior managing officer - Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA

Keiji Masui	Senior Managing officer Purchasing Group (deputy chief officer)	Senior managing officer Purchasing Group (chief officer)

Hiroji Onishi	Senior managing officer - China Operations Group (chief officer) - Toyota Motor (China) Investment Co., Ltd.	Senior managing officer - China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd.

Koei Saga♦	Senior managing officer - R&D Group 2 (chief officer) - Drivetrain Engineering Field (field general manager)	Senior managing officer - Unit Center (center vice president) - Drivetrain Engineering Field (field general manager) - Unit Management Div. (concurrent general manager)

Name	Current	New
Hiroyuki Yokoyama	Senior managing officer Customer First Promotion Group (chief officer)	Senior managing officer Customer First Promotion Group (chief officer)

Tokuo Fukuichi	Managing officer - Lexus International (executive vice president) - Design Group (chief officer)	Senior Managing officer - Lexus International (executive vice president) - Design Group (chief officer)

Kiyotaka Ise	Managing officer - Lexus International (president) - Motor Sports Div. (chief officer) - Sports Vehicle Management Div. (chief officer)	Senior Managing officer - Lexus International (president) - Motor Sports Div. (chief officer) - Sports Vehicle Management Div. (chief officer)

James E. Lentz♦	Managing officer - Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.	Senior managing officer - North America Region (CEO, North America Region) - Toyota Motor North America, Inc.

Naoki Miyazaki	Managing officer General Administration & Human Resources Group (chief officer)	Senior Managing officer General Administration & Human Resources Group (chief officer)

Soichiro Okudaira♦	Managing officer - R&D Group 1 (chief officer) - Fuel Cell System Engineering Field (field general manager) - R&D Management Div. (chief officer) - Higashi-Fuji Technical Center (general manager)	Senior Managing officer - R&D Group (chief officer) - Material Engineering Field (field general manager) - Fuel Cell System Engineering Field (field general manager)

Shigeki Terashi♦	Managing officer - North America Operations Group (chief officer) - Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.

Senior Managing officer

- Corporate Planning Div. (chief officer)

- Research Div. (chief officer)

- Environmental Affairs Div. (chief officer)

- Product & Business Planning Div. (chief officer)

- Design Quality Innovation Div. (chief officer)

Yoshihiko Matsuda♦	Managing officer Engine Engineering Field (field general manager)	Managing officer - Advanced Engine Development Field (field general manager) - Advanced Engine Development Div. (concurrent general manager) - Higashi-Fuji Technical Center (general manager)

Kazuhiro Miyauchi♦	Managing officer - Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.	Managing officer Production Control Group (chief officer)

Satoru Mouri	Managing officer Japan Sales Business Group (deputy chief officer)	Managing officer Japan Sales Business Group (deputy chief officer)

Name	Current	New

Osamu Nagata♦	Managing officer External Affairs Group (deputy chief officer)	Managing officer - Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.

Takuo Sasaki♦	Toyota Financial Services Co. President & CEO	Managing officer Accounting Group (chief officer)

Steve St. Angelo♦	Managing officer - Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.	Managing officer - Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota do Brasil LTDA.

Koichi Sugihara	Managing officer Production Engineering Group (deputy chief officer)	Managing officer Unit Production Engineering Field (field general manager)

Johan van Zyl♦	Managing officer - Middle East, Africa and Latin America Operations Group (deputy chief officer) - Toyota South Africa Motors (Pty) Ltd.	Managing officer - Africa Region (CEO, Africa Region) - Toyota South Africa Motors (Pty) Ltd.

Moritaka Yoshida♦

Managing officer

- Product Planning Group (deputy chief officer)

- Chief Safety Technology Officer

- Vehicle Control System Field (field general manager)

- Electronics Engineering Field (field general manager)

Managing officer - Product Planning Group (chief officer) - Chief Safety Technology Officer - Vehicle Control System Field (field general manager) - Value Analysis Development Div. (chief officer)

Hiroyoshi Yoshiki	Managing officer Technical Administration Group (chief officer)	Managing officer Technical Administration Group (chief officer)

Kazuhiro Kobayashi♦	Managing officer Product & Business Planning Group (deputy chief officer)	Managing officer - China Region (CEO, China Region) - Guangzhou Toyota Motor Co., Ltd.

Kazuo Ohara♦	Managing officer Lexus International (executive vice president)	Managing officer - Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.

Satoshi Takae♦	Managing officer - Takaoka Plant (plant general manager) - Tsutsumi Plant (plant general manager)	Managing officer - Kamigo Plant (plant general manager) - Shimoyama Plant (plant general manager)

Shigeki Tomoyama	Managing officer - Business Development Group (chief officer) - IT & ITS Group (chief officer)	Managing officer - Business Development Group (chief officer) - IT & ITS Group (chief officer)

Riki Inuzuka♦	Managing officer - Corporate Planning Division (concurrent general manager) - Research Division (chief officer)	Managing officer - Research Division (chief officer) - Product & Business Planning Div. (chief officer) - Toyota Planning Div. 1 (chief officer)

Name	Current	New

Shinji Kitada♦	Managing officer - China Operations Group (deputy chief officer) - Toyota Motor (China) Investment Co., Ltd.	Managing officer TNGA Planning Div. (concurrent general manager)

Masahisa Nagata	Managing officer Toyota Motor Europe NV/SA	Managing officer Toyota Motor Europe NV/SA

Takeshi Numa	Managing officer Toyota Motor Europe NV/SA	Managing officer Toyota Motor Europe NV/SA

Satoshi Ogiso♦	Executive general manager Product Planning Group (executive chief engineer)	Managing officer - Product Planning Group (deputy chief officer) - Chassis Engineering Field (field general manager)

Hayato Shibakawa♦	Executive general manager Tianjin FAW Toyota Motor Co., Ltd.	Managing officer - China Region (CEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.

Nobuhiko Murakami	Managing officer Customer First Promotion Group (deputy chief officer)	Managing officer Customer First Promotion Group (deputy chief officer)

Karl Schlicht	Managing officer Toyota Motor Europe NV/SA	Managing officer Toyota Motor Europe NV/SA

Kyoichi Tanada♦	Managing officer - Asia & Oceania Operations Group (deputy chief officer) - Toyota Motor Asia Pacific Pte Ltd. (Singapore) - Toyota Motor Thailand Co., Ltd.	Managing officer Toyota Motor Thailand Co., Ltd. (responsible for Thailand, India, Vietnam, Pakistan, Myanmar, Cambodia and Laos)

Hiroyuki Fukui♦	—	Managing officer Pt. Toyota Motor Manufacturing Indonesia (responsible for Indonesia, the Philippines, Malaysia, Singapore and Brunei Darussalam)

Toshiro Hidaka♦	—	Managing officer - East Asia & Oceania Region (CEO, East Asia & Oceania) - Africa Div. (chief officer) - Latin America & Caribbean Div. (chief officer)

Koki Konishi♦	—	Managing officer - External Affairs & Public Affairs Group (deputy chief officer) - Public Affairs Div. (concurrent general manager)

Shinya Kotera♦	—	Managing officer - Corporate Planning Division (concurrent general manager) - Toyota Planning Div. 2 (concurrent general manager) - KD Business Planning Div. (chief officer)

Name	Current	New

Tetsuya Otake♦	—	Managing officer - Accounting Group (deputy chief officer) - Accounting Div. (concurrent general manager)

Yasuhiko Sato♦	—	Managing officer Japan Sales Business Group (deputy chief officer)

Masayoshi Shirayanagi♦	—	Managing officer Purchasing Group (deputy chief officer)

Mark S. Templin♦	—	Managing officer Lexus International (executive vice president)

Tatsuro Ueda♦	—	Managing officer - General Administration & Human Resources Group (deputy chief officer) - Human Resources Div. (concurrent general manager)

Mitsuru Uno♦	—	Managing officer - External Affairs & Public Affairs Group (deputy chief officer) - Tokyo Secretarial Div. (concurrent general manager)

[For Reference] Brief summary of business experience of the newly appointed representative directors (As of March 2013)

Name	Date of birth	Business Experience
Yasumori Ihara	November 17, 1951	Apr. 1975 Jun. 2004 Jun. 2007 Jun. 2007 Jun. 2008 Jun. 2009 Jun. 2009 Jun. 2011

Joined Toyota Motor Sales Co., Ltd.

Managing Officer of TMC

Toyota Transportation Co., Ltd. President

Advisor of TMC

Retired from Advisor of TMC

Retired from Toyota Transportation Co., Ltd. President

Senior Managing Director of TMC

Director and Senior Managing Officer of TMC

Seiichi Sudo	April 21, 1951	Apr. 1974 Jun. 2003 Jun. 2005 Apr. 2006 Apr. 2006 Jun. 2008 Jun. 2008 Jun. 2008 Jun. 2010 Jan. 2012 Jan. 2012

Joined Toyota Motor Co., Ltd.

Managing Officer of TMC

Toyota Motor Manufacturing North America, Inc. President

Name of Toyota Motor Manufacturing North America, Inc. was changed to Toyota Motor Engineering & Manufacturing North America, Inc.

Toyota Motor Engineering & Manufacturing North America, Inc. President

Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President

Toyota Motor Kyushu, Inc. President

Advisor of TMC

Retired from Advisor of TMC

Retired from Toyota Motor Kyushu, Inc. President

Senior Managing Officer of TMC